UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

L Catterton Investment Agreement

On September 18, 2020, Despegar.com, Corp., a British Virgin Islands business company (“Despegar” or the “Company”), completed its previously announced sale of 150,000 Series A Preferred Shares, without par value (the “Series A Preferred Shares”), and warrants (the “Warrants”) to purchase 11,000,000 ordinary shares, without par value, of the Company at an exercise price of $0.01 per share, to LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (the “L Catterton Purchaser”), pursuant to the Company’s previously announced Investment Agreement, dated as of August 20, 2020 (the “L Catterton Investment”). The gross proceeds to the Company of the L Catterton Investment were $150,000,000. In connection with the L Catterton Investment, the Company granted the L Catterton Purchaser customary registration rights.

The terms of the L Catterton Investment, the Series A Preferred Shares, the Warrants and the registration rights are more fully described in the Company’s Current Report on Form 6-K filed with the SEC on August 21, 2020, which is incorporated by reference herein.

Pursuant to the L Catterton Investment, on September 18, 2020, Dirk Donath was appointed as a member of the board of directors of the Company (the “Board”). Mr. Donath has been appointed to serve on the Strategy Committee and Nomination and Compensation Committee of the Board.

Except as described in this Current Report on Form 6-K, there are no transactions between Mr. Donath, on the one hand, and the Company, on the other hand, that would be reportable under Item 404(a) of Regulation S-K.

Dirk Donath is a Managing Partner at L Catterton focused on Latin America. He was a Senior Managing Director and Partner at Eton Park Capital Management, responsible for private equity and illiquid investment activities in emerging markets. Previously, he was a Founding Partner & Managing Director of Pegasus Capital. Before Pegasus, Mr. Donath was a Partner of McKinsey & Company where he was head of McKinsey’s Latin American Consumer Goods and Retail Practice and also leader of the Latin American Corporate Finance and Strategy Practice. Dirk left McKinsey to found FarmaCity, the leading retail pharmacy chain in Argentina, where he was Chairman and served on the Board of Directors. He was a Trustee on the Board of Governors of the American Ballet Theatre and he is a member of the Board of Directors of the Council of the Americas and is on the Board of Governors of Hillel International. Mr. Donath is also on the Board of the Latin American Advisor of the Inter-American Dialogue and was on the Advisory Board of the Emerging Markets Private Equity Association, in addition to the Boards of various L Catterton portfolio companies. Mr. Donath graduated cum laude with honors from Yale University with a Bachelor of Arts in Economics and studied international relations at Oxford University. He also earned an MBA from Harvard Business School. Dirk is fluent in Spanish and Portuguese.

Waha Investment Agreement

On September 21, 2020, the Company completed its previously announced sale of 50,000 Series B Preferred Shares, without par value (the “Series B Preferred Shares”), to Waha LATAM Investments Limited (the “Waha Purchaser”), an affiliate of Waha Capital PJSC, pursuant to the Company’s previously announced Investment Agreement, dated as of August 20, 2020 (the “Waha Investment”). The gross proceeds to the Company of the Waha Investment were $50,000,000. In connection with the Waha Investment, the Company granted the Waha Purchaser customary shelf registration rights.

The terms of the Waha Investment Agreement, the Series B Preferred Shares and the registration rights are more fully described in the Company’s Current Report on Form 6-K filed with the SEC on August 21, 2020, which is incorporated by reference herein.

Pursuant to the Waha Investment, on September 21, 2020, Aseem Gupta was appointed as a member of the Board.

Except as described in this Current Report on Form 6-K, there are no transactions between Mr. Gupta, on the one hand, and the Company, on the other hand, that would be reportable under Item 404(a) of Regulation S-K.

Aseem Gupta is a Managing Director at Waha Capital, focused on the Private Investments business. Waha Capital is an Abu Dhabi-based, ADX-listed investment holding company and operates through two divisions, Asset Management and Private Investments, managing proprietary and third-party capital invested across a number of sectors and geographies. Mr. Gupta is responsible for managing strategic proprietary investments, deploying capital in new investments, and delivering successful exits. Prior to joining Waha Capital, Mr. Gupta worked in the Technology, Media and Telecom Investment Banking Team at Deutsche Bank in New York. Mr. Gupta holds an MBA degree from Rice University, and a Bachelor of Science in Computer Engineering from Purdue University.

Amended and Restated Memorandum and Articles of Association

In connection with the consummation of the L Catterton Investment and the Waha Investment, the Company filed with the Registrar of Corporate Affairs of the British Virgin Islands an Amended and Restated Memorandum of Association and Articles of Association (the “Memorandum and Articles”) for the purposes of amending its Memorandum of Association and Articles of Association to establish the terms of the Series A Preferred Shares and Series B Preferred Shares. The terms of the Series A Preferred Shares and Series B Preferred Shares are more fully described in the Company’s Current Report on Form 6-K filed with the SEC on August 21, 2020, which is incorporated by reference herein, and in the Memorandum and Articles attached hereto as Exhibit 3.1, which is incorporated by reference herein.

Termination of Revolving Credit Facility

In connection with the consummation of the L Catterton Investment and the Waha Investment, the Company has terminated its $40 million committed revolving credit facility with Citibank, which facility it disclosed on a Form 6-K dated June 23, 2020. No amounts had been drawn under the facility.

Exhibits

Exhibit No.	Description of Exhibit

3.1	Memorandum of Association and Articles of Association of Despegar.com, Corp., Amended and Restated on September 17, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2020

DESPEGAR.COM, CORP.

By:	/s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel